UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

NutraCea

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67060N204

(CUSIP Number)

October 4, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[	] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67060N204	SCHEDULE 13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Monsanto Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		a. [	]
		b. [	]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5.	SOLE VOTING POWER
NUMBER OF	5,504,552

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY

EACH

REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		5,504,552

WITH

8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,504,552

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[	]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.2% of the Common Stock(1)

12.	TYPE OF REPORTING PERSON*
CO

(1) Based on 66,815,055 shares of common stock outstanding as of October 21, 2005, as reported by the Issuer in its prospectus dated February 14, 2006.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67060N204	SCHEDULE 13G	Page 3 of 7

Item 1.

(a)	Name of Issuer:

NutraCea

(b)	Address of Issuer's Principal Executive Offices:

1261 Hawk's Flight Court

El Dorado Hills, CA 95762

Item 2.

(a)	Name of Person Filing:

Monsanto Company

(b)	Address of Principal Business Office or, if None, Residence:

800 North Lindbergh Boulevard

St. Louis, MO 63167

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

67060N204

CUSIP No. 67060N204	SCHEDULE 13G	Page 4 of 7

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o);

(b)	[	]	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	[	] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[	]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)	[	] A parent holding company or control person in accordance with
Rule 13d-1(b)(ii)(G);

(h)	[	] A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C.1813);

(i)	[	] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C.80a-3);

(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 67060N204	SCHEDULE 13G	Page 5 of 7

Item 4.	Ownership.

(a)	Amount beneficially owned:

5,504,552

(b)	Percent of class:

8.2% (1)

(c)	Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote                   5,504,552 (1)

(ii) Shared power to vote or to direct the vote              --

(iii) Sole power to dispose or to direct the disposition of                         5,504,552 (1)

(iv) Shared power to dispose or to direct the disposition of       --

NOTE:

(1) Based on 66,815,055 shares of common stock outstanding as of October 21, 2005, as reported by the Issuer in its prospectus dated February 14, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 67060N204	SCHEDULE 13G	Page 6 of 7

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67060N204	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2006	/s/ Jennifer L. Woods__________________
Name: Jennifer L. Woods

Title: Assistant Secretary

Duly authorized under Section 53 of the By-Laws of Monsanto Company, amended May 4, 2004 (incorporated by reference to Exhibit 3.2 of Monsanto's Form 10-Q for the period ended May 31, 2004, File No. 1-16167)